UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Form 8(OPD) Education Development Intl. plc

Form 8 (OPD) Education Development International plc

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the "Code")

1.	KEY INFORMATION
(a) Identity of the party to the offer making the disclosure:	Pearson plc ("Pearson")
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):	n/a
(c) Name of offeror/offeree in relation to whose relevant securities this form relates:	Education Development International plc ("EDI")
(d) Is the party to the offer making the disclosure the offeror or the offeree?	Offeror
(e) Date position held:	7 March 2011
(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	No

2. POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates
Class of relevant security:	1p ordinary shares
	Interests Number %	Short positions Number %
(1) Relevant securities owned and/or controlled:	-	-
(2) Derivatives (other than options):	-	-
(3) Options and agreements to purchase / sell:	-	-
TOTAL:	-	-

(b) Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists: N/A

Details, including nature of the rights concerned and relevant percentages: N/A

(c) Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by any party to the offer making the disclosure or any person acting in concert it (see Note 3 on Rule 2.11 of the Code):

Directors' Irrevocable Undertakings

Pearson has received irrevocable undertakings from the directors of EDI to accept the Offer (or procure that the offer be accepted) in respect of their entire beneficial holdings of EDI Shares (including the options referred to in the table below), amounting in aggregate to 5,523,373 EDI Shares (such figure does not include the options subject to the irrevocable undertakings), representing approximately 9.80% per cent of EDI's existing issued share capital. The directors who have given irrevocable undertakings are as follows:

Name	Number of EDI Shares	Percentage of issued share capital (%)	Number of EDI shares under option
Richard Price	1,489,000	2.64
Nigel Snook	3,216,437	5.71	1,908,160
Dr. Jenifer Moody	50,714	0.09	362,000
Barrie Clark	502,222	0.89
Sir Bryan Nicholson	265,000	0.47
Paul Bird	-	-	508,160
Total	5,523,373	9.80%	2,778,320

The undertakings shall only lapse if the Offer Document has not been published within 28 days of the date of this announcement (or such later time as may be agreed between Pearson and EDI with the consent of the Panel and the relevant director); or if the Offer, lapses or is withdrawn.

Other EDI Shareholders irrevocable undertakings

Pearson has also received, and still holds, irrevocable undertakings to accept the offer from certain other EDI Shareholders in respect of their entire holdings of 11,618,087 EDI Shares, representing approximately 20.61% per cent of EDI existing issued share capital. The EDI Shareholders who have given irrevocable undertakings are as follows:

Name	Number of EDI Shares	Percentage of issued share capital (%)
J O Hambro Capital Management Limited	5,342,787	9.48%
Hargreave Hale Limited	2,500,000	4.44%
Wynford Dore	3,775,300	6.70%
Total	11,618,087	20.61%

The undertakings shall only lapse if the Offer Document has not been published within 28 days of the date of this announcement (or such later time as may be agreed between Pearson and EDI with the consent of the Panel and the relevant director); or if the Offer, lapses or is withdrawn.

3. POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

None

It has not been practicable in the time available to have made enquiries of persons who are deemed (for the purposes of the Code) to be acting in concert with Pearson in order to include all relevant details in respect of such persons in this Opening Position Disclosure.  If, after due enquiry of such persons, details of any holdings of any person acting in concert with Pearson are disclosed, a further Opening Position Disclosure containing all relevant details, will be made available as soon as possible and in any event before 12 noon on 21 March 2011 (being the day falling 10 business days after the announcement that first identified Pearson as an offeror).

4. OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

None

(b) Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i) the voting rights of any relevant securities under any option; or

(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

None

(c) Attachments
Are any Supplemental Forms attached?
Supplemental Forms 8 (Open Positions)	No
Supplemental Form 8 (SBL)	No
Date of disclosure:	7 March 2011
Contact name:	Pearson Luke Swanson Simon Mays-Smith Charles Goldsmith
Telephone number:	+44(0)20 7010 2310
Contact name:	Citi (Financial adviser and corporate broker to Pearson) Philip Robert-Tissot David James Sian Evans
Telephone number:	+44 (0)20 7986 4000

Note that defined terms in this form have the same meaning as in the announcement of Pearson's recommended cash offer for EDI on 7 March 2011.

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

 END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  7 March, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary